Exhibit 12
ABERCROMBIE & FITCH CO.
Computation of Leverage Ratio and Coverage Ratio

January 31, 2009
Leverage Ratio Calculation:
Adjusted Total Debt (1)	1,990,762
Consolidated EBITDAR (2)	934,775

Leverage Ratio	2.13

Coverage Ratio Calculation:
Consolidated EBITDAR (2)	934,775
Net Interest Expense + Long
Term Debt due in One Year +
Minimum Rent + Contingent Rent	268,109

Coverage Ratio	3.49

(1)	Adjusted Total Debt includes long-term debt, outstanding standby letters of credit and 600% of forward minimum rent commitments.

(2)	Consolidated EBITDAR includes consolidated net income, interest expense, income tax expense, depreciation and amortization, minimum rent, contingent rent, non-cash compensation charges and interest income.